___________________________________
                                   :
         IN THE MATTER OF          :
                                   :
ALLEGHENY ENERGY, INC. et. al.     :
                                   :    CERTIFICATE
         File No. 70-8411          :    PURSUANT TO RULE 24
                                   :    FOR THE QUARTER ENDED
     (Public Utility Holding       :    SEPTEMBER 30, 1998
      Company Act of 1935)         :
___________________________________:




          Through September 30, 1998, Allegheny Energy, Inc. (Allegheny) has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $53,673,747. See attached consolidated financial statements for the quarter ended September 30, 1998. During the third quarter of 1998, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to Allegheny's core business. Other specific activities performed by AYP Capital during the third quarter of 1998 are shown below.

I.      Description of Activities

  A.    Consulting and Engineering Services

           AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

  B.    Energy Management Services - APS Cogenex

           As previously reported, AYP Capital and EUA-
        Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex.
        Pending resolution of outstanding jobs, the APS
        Cogenex joint venture continues to exist.

           AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

  C.    EWGs and FUCOs

           AYP Capital, through the Latin American Energy and Electricity Fund I, L.P., a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in the third quarter. As of the end of the third quarter of 1998, AYP Capital has invested
        $4,639,897 in LAEEF.

           AYP Energy continues as an exempt wholesale generator ("EWG") and power marketer.

  D.    Real Estate Activities

        No new activities.

  E.    Insider Heat Pump Distributorship

           During the third quarter, AYP Capital, Inc., ended its activities in marketing and selling
        Insider heat pumps.

        F. HVAC and Appliance Warranties/Power Quality
        Devices

           No new activities.


II. Guarantees or assumption of liabilities by Allegheny on behalf of AYP Capital or its subsidiaries

           Allegheny continues to provide a Support
        Agreement to AYP Energy in connection with a $15 million discretionary line of credit for AYP Energy for the issuance of standby letters of credit for the benefit of AYP Energy's activities.

           Allegheny continues to provide support to AYP
        Capital in connection with a $5 million
        discretionary line of credit for AYP Capital to be utilized by AYP Capital's subsidiary, Allegheny
        Energy Solutions, as working capital.

           Allegheny also continues to provide support to AYP
        Energy trading activities by providing parent guarantees
        to AYP Energy counterparties.   As of September 30,
        1998, in connection with AYP Energy's trading activities, Allegheny had guarantees of support outstanding in the amount of $49,610,000.

III.    Services Provided by AYP Capital to Associate
        Companies

           AYP Capital did not provide any services to associate companies during the third quarter of 1998.

IV.     Factoring Activities

           AYP Capital did not perform any activities associated with the factoring of accounts receivable in the third quarter of 1998.

                               ALLEGHENY ENERGY, INC.



                               By  /s/ Thomas K. Henderson
                                       Thomas K. Henderson
                                       Vice President


                               AYP CAPITAL, INC.



                               By  /s/ Thomas K. Henderson
                                       Thomas K. Henderson
                                       Vice President


Dated: November 24, 1998